Exhibit 99.37

CANNTRUSTTM ANNOUNCES CLOSING OF $20,000,000 BOUGHT DEAL PRIVATE PLACEMENT

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Vaughan, ON / November 30, 2017 - CannTrust Holdings Inc. ("CannTrust" or the "Company" I CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation program, is pleased to announce that it has completed the previously announced bought deal private placement financing (the "Offering"), through a syndicate of underwriters led by Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. and including Canaccord Genuity Corp., Eight Capital Corp. and Haywood Securities Inc. (collectively, the "Underwriters").

The Company issued 4,000,000 common shares in the capital of the Company ("Common Shares") in the Offering at a price of $5.00 per Common Share (the "Offering Price") for aggregate gross proceeds to the Company of $20,000,000, which included the full exercise of the Underwriters' option to purchase up to an additional 500,000 Common Shares from the treasury at the Offering Price.

The net proceeds of the Offering are expected to be used to fund the Phase 2 build out of CannTrust's recently licensed Niagara Greenhouse Facility and for general corporate and working capital purposes.

The Underwriters received a cash commission in connection with the Offering equal to 5.5% of the aggregate gross proceeds raised. In addition, the Underwriters received 220,000 broker warrants (the "Broker Warrants"), with each Broker Warrant being exercisable to purchase one Common Share at the Offering Price for 24 months from the date hereof.

The securities issued under the Offering (and any securities issued upon the exercise thereof) are subject to a hold period which will expire four months and one day from the date hereof, being March 31, 2018.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and with its recently received Health Canada Cultivation License has begun production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence- based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward- looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor- relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca